Exhibit 99.1

IceCure Medical Successfully Completes 5-Year Patient Follow Up in ICESECRET Kidney Cancer Cryoablation Study: Final Analysis Expected in Second Quarter of 2026

Previously released interim data from 111 patients demonstrated ProSense® is safe and effective in destruction of kidney tumors with 88.7% recurrence-free rate

Incidence of kidney cancer is growing worldwide, with an estimated 400,000 new cases globally; over 80,000 of which are in the U.S. alone highlighting a growing unmet need

ProSense® is approved for benign and malignant kidney tumors in the U.S., Europe, and numerous other countries

CAESAREA, Israel, February 23, 2026 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced the completion of its last patients’ five-year follow up evaluation in its ICESECRET clinical trial of ProSense® for the treatment of small renal masses (“SRMs”) in kidney cancer patients.

ICESECRET, a prospective, multicenter, single-arm clinical trial, was performed at Bnai Zion Medical Center in Haifa, Israel and Shamir Medical Center in Be’er Ya’akov, Israel and is led by Principal Investigator Prof. Halahmi Sarel. The trial included 114 patients (138 lesions) with localized SRMs of ≤5 cm ablated with ProSense® cryoablation under CT guidance. Follow-up visits were performed at six weeks, six months, one year and then annually up to five years after the procedure using ProSense®. During follow-up visits, data related to local recurrence, based on CT imaging, was collected. Safety was determined by monitoring procedure-related adverse events throughout the study.

“Interim three-year data from ICESECRET, which was collected from 111 eligible patients at the time, was presented a year ago and demonstrated the strong potential of ProSense® cryoablation as a safe and effective option for patients who are otherwise ineligible for kidney preserving surgery, a growing unmet need,” stated Eyal Shamir, IceCure’s Chief Executive Officer. “Importantly, ProSense® already has regulatory approval to treat kidney cancer in key markets including the U.S. and Europe. We are now working closely with Prof. Sarel on data analysis and publication, with the intention of bringing this minimally invasive procedure to patients in Israel with kidney cancer.”

SRMs are increasingly detected due to widespread imaging and represent a growing clinical challenge, particularly among elderly patients and those with comorbidities who are not suitable candidates for surgery. Minimally invasive, nephron-sparing treatment options that preserve kidney function, while effectively controlling tumors, are critically needed.

About ProSense®

The ProSense® Cryoablation System is the first and only medical device to receive FDA marketing authorization for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment. A full list of benefits and risks can be found on the Company’s website.

ProSense® is a minimally invasive cryosurgical tool that provides the option to destroy tumors by freezing them. The system uniquely harnesses the power of liquid nitrogen to create large lethal zones for maximum efficacy in tumor destruction in benign and cancerous lesions, including in the breast, kidney, lung, and liver.

ProSense® enhances patient and provider value by accelerating recovery, reducing pain, surgical risks, and complications. With its easy, transportable design and liquid nitrogen utilization, ProSense® opens the door to fast and convenient office-based procedures for breast tumors.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward Looking Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: the expected timing of the final analysis of data from the ICESECRET study, including the expectation that results will be available by the end of the first half of 2026; the clinical performance, safety, efficacy and recurrence-free rates associated with ProSense® cryoablation treatment of kidney tumors; the potential of ProSense® as a safe and effective treatment option for patients with SRMs and those ineligible for kidney-preserving surgery; and the anticipated clinical adoption, utilization and expansion of ProSense® in the treatment of kidney cancer. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 27, 2025, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Michael Polyviou

Phone: 732-232-6914

Email: investors@icecure-medical.com